SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

GOODRICH PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.20 per share

(Title of Class of Securities)

382410-10-8

(CUSIP Number)

Steven N. Machtinger

560 Mission Street

San Francisco, CA 94105

(415) 315-7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382410-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hambrecht & Quist California

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,386,632

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,386,632

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,386,632

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 382410-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hambrecht & Quist Group

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,386,632

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,386,632

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,386,632

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 382410-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hambrecht & Quist Guaranty Finance, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,386,632

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,386,632

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,386,632

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 382410-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Donald M. Campbell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 225,215

	8.	Shared Voting Power 1,652,847

	9.	Sole Dispositive Power 225,215

	10.	Shared Dispositive Power 1,652,847

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,878,062

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 382410-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Guaranty Finance Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,386,632

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,386,632

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,386,632

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) OO

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Introduction.

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D is filed by Donald M. Campbell (“Campbell”); Hambrecht & Quist Group, a Delaware corporation (“H&Q Group”), Hambrecht & Quist California, a California corporation (“H&Q California”); Hambrecht & Quist Guaranty Finance LLC, a California limited liability company (“H&Q Guaranty Finance”); Guaranty Finance Management, LLC, a Delaware limited liability company (“Guaranty Finance Management”, and, together with Campbell, H&Q Group, H&Q California and H&Q Guaranty Finance, the “Reporting Persons”).

This Amendment No. 5 amends the Original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on October 15, 1999 by certain persons including certain of the Reporting Persons, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on September 5, 2002 by H&Q Group, H&Q California, H&Q Guaranty Finance, Guaranty Finance Management and Campbell (“Amendment No. 1”), as amended by Amendment No. 2 to Schedule 13D filed with the SEC on October 9, 2002 by H&Q Group, H&Q California, H&Q Guaranty Finance, Guaranty Finance Management and Campbell (“Amendment No. 2”), as amended by Amendment No. 3 to Schedule 13D filed with the SEC on January 23, 2003 by the Reporting Persons  and Alps Investments LLC, a Virginia limited liability company (“Alps”); Daniel H. Case III Living Trust U/A Dated 7/17/00 (the “D. Case Trust”); Estate of Daniel H. Case III (the “D. Case Estate”); Stacey B. Case Living Trust (the “S. Case Trust”); Michael D. Fulton & Katheryn E. Cole (“Fulton & Cole”); and Laurence L. Spitters (“Spitters”); Delaware Charter Guaranty Trust Co., Custodian for Donald M. Campbell Money Purchase Pension Plan (the “Plan”); and Campbell Associates (“Campbell Associates, and together with the Plan, Alps, the D. Case Trust, the D. Case Estate, the S. Case Trust, Fulton & Cole and Spitters, the “Exiting Reporting Persons”) (“Amendment No. 3”), as amended by Amendment No. 4 to Schedule 13D filed with the SEC on January 29, 2003 by the Reporting Persons and the Exiting Reporting Persons (“Amendment No. 4”).

On February 12, 2002, Alps filed Amendment No. 5 to its Statement on Schedule 13G (as amended to date, the “Alps Schedule 13G”). On February 13, 2002, Fulton & Cole filed Amendment No. 5 to their Statement on Schedule 13G (as amended to date, the “Fulton & Cole Schedule 13G”). The Alps Schedule 13G and the Fulton & Cole Schedule 13G are incorporated by reference herein.

All capitalized terms used herein but not otherwise defined herein shall have the meanings given to them in Amendment No. 1. The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 (the “Schedule 13D”) is hereby amended as follows:

Item 1.    Security and Issuer.

No change since Amendment No. 4 (“No Change”).

Item 2.    Identity and Background.

No Change, except the following:

As of May 9, 2003, no Reporting Person or Exiting Reporting Person has agreed to any agreement to act together for any other purpose of acquiring, holding, voting or disposing of equity securities of the Issuer and each of them has formally disclaimed any intention to act as a group, as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  See Item 4.

Item 3.    Source and Amount of Funds or Other Consideration.

No Change, except as provided in Item 4.

Item 4.    Purpose of Transaction.

No Change, except for the following:

On January 16, 2003, the Reporting Persons and the Exiting Reporting Persons, except for H&Q Group, H&Q California and Guaranty Finance Management, entered into an Agreement (the “Prior Agreement”) whereby they agreed to form a group (the “Group”) for the purpose of coordinating the disposition of some or all of the Common Stock beneficially owned by them (the “Possible Disposition”).  On May 9, 2003 and immediately prior to the execution of the Purchase Agreement (as defined below) the Reporting Persons (except for H&Q Group, H&Q California and Guaranty Finance Management) and the Exiting Reporting Persons, entered into an Agreement (the “Agreement”) whereby they agreed, among other things, to terminate the Prior Agreement.  Each of the Reporting Persons and the Exiting Reporting Persons expressly agreed that the Group deemed to have been formed by the Prior Agreement and as described Amendment No. 3 was thereby terminated and that all rights, duties, obligations, liabilities or agreements to act in concert arising thereunder were thereby irrevocably, unconditionally and forever terminated, except for certain agreements regarding allocation of fees and expenses.  Accordingly, the Exiting Reporting Persons are no longer deemed to (i) be part of a Group with the Reporting Persons or (ii) beneficially own any Common Stock beneficially owned by the Reporting Persons.

Following the termination of the Group and the execution and delivery of the Agreement, on May 9, 2003 Campbell, H&Q Guaranty Finance and the Exiting Reporting Persons (the “Sellers”) entered into a Purchase Agreement (the “Purchase Agreement”) with El Coronado Holdings, LLC, Patrick E. Malloy, III, Muscular Dystrophy Association, Louis Benzak, John Callaghan, Ted Hartley, Maggie Malloy, Katherine Malloy, Sheldon Appel, Michael Corbett, Neil Rego, The Gerald and Gloria Lushing Trust of 1982, Walter G. Goodrich and Robert C. Turnham (the “Buyers”) and the Issuer, pursuant to which the Sellers agreed to sell and the Buyers agreed to buy certain shares of Common Stock and warrants to purchase Common Stock held by the Sellers in accordance with the terms and conditions of the Purchase Agreement.  Guaranty Finance Management joined the Purchase Agreement for the sole limited purpose of agreeing to act as the Sellers’ representative thereunder.

The Purchase Agreement provides for the aggregate sale by the Sellers to the Buyers of 2,700,000 shares of Common Stock and warrants to purchase Common Stock at the closing of an initial purchase to occur no later than May 23, 2003 (the “Initial Purchase”).  Effective May 16, 2003, the Initial Purchase was consummated.  At the Initial Purchase, H&Q Guaranty Finance sold 1,400,000 shares of Common Stock, Campbell sold 64,717 shares of Common Stock, Campbell Associates sold 2,442 shares of Common Stock, Fulton & Cole sold 216,500 shares of Common Stock and Alps sold 1,016,341 shares of Common Stock.  The purchase price per share of Common Stock purchased by the Buyers and sold by certain of the Sellers at the Initial Purchase was $3.00 per share.

In the Purchase Agreement, the Buyers also granted the Sellers (i) a put option that may be exercised at any time during the period beginning on December 29, 2003 and ending at 8:00 P.M. New York City time, on January 5, 2004, to sell to the Buyers up to an aggregate of 1,000,000 shares of Common Stock and warrants to purchase Common Stock, (ii) a put option that may be exercised at any time during the period beginning on March 29, 2004 and ending at 8:00 P.M. New York City time, on April 2, 2004, to sell to the Buyers up to an aggregate of 1,000,000 shares of Common Stock and warrants to purchase Common Stock and (iii) a put option that may be exercised at any time during the period beginning on June 28, 2004 and ending at 8:00 P.M. New York City time, on July 2, 2004, to sell to the Buyers up to an aggregate of 1,000,000 shares of Common Stock and warrants to purchase Common Stock.  For each put option, the purchase price per share of Common Stock will equal the greater of (i) $2.05 and (ii) the lesser of 90% of (A) the volume weighted average price for the twenty trading days immediately preceding the first date that the respective put option can be exercised and (B) $4.50.  The purchase price for each warrant will equal the per share price of the Common Stock, as calculated in the preceding sentence, per share of Common Stock under the warrant, minus the per share exercise price of the warrant.

In the Purchase Agreement, the Sellers granted the Buyers (i) a call option that may be exercised at any time during the period beginning on January 6, 2004 and ending at 8:00 P.M. New York City time, on January 12, 2004, to buy from the Sellers up to an aggregate of 1,000,000 shares of Common Stock and warrants to purchase Common Stock, (ii) a call option that may be exercised at any time during the period beginning on April 5, 2004 and ending at 8:00 P.M. New York City time, on April 9, 2004, to buy from the Sellers up to an aggregate of 1,000,000 shares of Common Stock and warrants to purchase Common Stock and (iii) a call option that may be exercised at any time during the period beginning on July 6, 2004 and ending at 8:00 P.M. New York City time, on July 12, 2004, to buy from the Sellers up to an aggregate of 1,000,000 shares of Common Stock and warrants to purchase Common Stock; provided, however, the number of shares of Common Stock and warrants to purchase Common Stock that are subject to each call option shall be reduced by the number of shares of Common Stock and warrants to purchase that are sold to the Buyers pursuant to the put option immediately preceding the call option. For each call option, the purchase price per share of Common Stock will equal the greater of (i) $2.05 and (ii) the lesser of 90% of (A) the volume weighted average price for the twenty trading days immediately preceding the first date that the respective call option can be exercised and (B) $4.50.  The purchase price for each warrant will equal the per share price of the Common Stock, as calculated in the preceding sentence, per share of Common Stock under the warrant, minus the per share exercise price of the warrant.

During the period beginning on the date of the Agreement and ending on July 12, 2004, the Sellers agreed to certain “standstill” restrictions with the Issuer and transfer restrictions on the shares of Common Stock and warrants to purchase Common Stock that are subject to the Agreement.  The Sellers also waived any and all rights that the Sellers have to be represented on the Issuer’s Board of Directors or to have the Issuer nominate any designee of the Sellers for election to the Issuer’s Board of Directors.

Item 5.    Interest in Securities of Issuer.

No Change, except for the following to reflect the overall change in beneficial ownership of each Reporting Person as a result of the termination of the Agreement and the Group as described in Item 4.

The following chart (which includes amounts calculated in accordance with Rule 13d-3 of the Exchange Act and includes shares of Common Stock issuable upon the conversion of the Issuer’s Series A Preferred Stock, but does not address whether any shares that may be deemed to be beneficially owned by the Buyers) amends and restates the chart in Item 5 in Amendment No. 4 and the related disclosure.

Reporting Person	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose	Percentageof Class	Aggregate Beneficial Ownership
H&Q Group	0	1,386,632	0	1,386,632	7.3%	1,386,632
H&Q California	0	1,386,632	0	1,386,632	7.3%	1,386,632
H&Q Guaranty Finance	0	1,386,632	0	1,386,632	7.3%	1,386,632
Campbell	225,215	1,652,847	225,215	1,652,847	9.7%	1,878,062
Guaranty Finance Management	0	1,386,632	0	1,386,632	7.3%	1,386,632

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

No Change, except for the matters disclosed in Item 4 herein.

Item 7.    Material to be Filed as Exhibits.

The following exhibits to this Statement on Schedule 13D are filed herewith:

1.             Joint Filing Undertaking as required by Rule 13d-1(k)(1).

2.             Purchase Agreement, dated as of May 9, 2003, by and among the Sellers, the Buyers, the Issuer and Guaranty Finance Management, for the sole limited purpose of agreeing to act as Sellers’ representative.

SIGNATURE

Each party, after reasonable inquiry and to the best of his or its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2003

HAMBRECHT & QUIST GROUP

By:	/s/ Steven N. Machtinger
Name:	Steven N. Machtinger
Title:	Vice President

HAMBRECHT & QUIST CALIFORNIA

By:	/s/ Steven N. Machtinger
Name:	Steven N. Machtinger
Title:	General Counsel

HAMBRECHT & QUIST GUARANTY FINANCE, LLC

By:	/s/ David Golden
Name:	David Golden
Title:	Member of the Management Committee

/s/ Donald M. Campbell
Donald M. Campbell

GUARANTY FINANCE MANAGEMENT, LLC

By:	/s/ Donald M. Campbell
Donald M. Campbell
Chief Executive Officer and Manager